UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: May 8, 2008

Commission file number 1- 33867

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40- F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______]

Yes	No	X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______]

Yes	No	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of the 2008 Proxy Statement of Teekay Tankers Ltd. (the “Company”), dated May 8, 2008.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
  REGISTRATION STATEMENT ON FORM S-8 (NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2008	TEEKAY TANKERS LTD. By: /s/ Vincent Lok Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)